Mail Stop 3561

January 24, 2008

Howard W. Lutnick
Chairman of the Board, Chief Executive Officer and President
eSpeed, Inc.
110 East 59<sup>th</sup> Street
New York, NY  10022

>    **Re:    eSpeed, Inc.**
>        **Revised Preliminary Proxy Statement Relating to a Merger or**
>        **Acquisition on Schedule 14A**
>        **Filed December 28, 2007**
>        **File No. 0-28191**

Dear Mr. Lutnick:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  The page numbers set forth below refer to the tape-bound courtesy copy of the revised preliminary proxy statement.

Summary, page 6

1.    We note your response to prior comment 6 of our letter dated December 6, 2007 and the accompanying revisions you have made to your disclosure.  It does not appear, however, that you address the latter portion of our comment as it relates to the ability of the Class B common stockholders to convert their shares into Class A Common Stock.

2.    Please move your first full-length reference to restricted equity interests from page 11 to page 10, where you first refer to the term.

3.    We note your response to prior comment 11 of our letter dated December 6, 2007 and the accompanying revisions you have made.  It is still not clear, however,

why you refer to the ownership of the public stockholders in terms of economic and voting power of 40.7% and 11.2%, respectively, on pages 15 and 37 and 39.4% and 12.3%, respectively in the letter to shareholders, pages 2, 12 and 73. While the difference in amounts is slight, explain why you believe it is necessary to refer to both of them.

Risk Factors, page 36

4.      It appears that the risk factor beginning on the bottom of page 42 addresses similar risks related to recruiting and retention as the last risk factor on page 37. Please consider combining the risk factors in order to eliminate duplicative disclosure or revise them to distinguish the nature of the risks.

5.      It appears that the two risk factors on page 63 address similar issues. Please consider combining them and reducing the amount of disclosure that appears within the risk factor. For example, it appears the disclosure on page 64 under the bullet point "Corporate Opportunities" includes disclosure that mitigates the risk of Cantor using its control of the combined company in a detrimental manner. Please delete disclosure that mitigates the risk being described.

Structure of the Combined Company, page 76

6.      We note your response to prior comment 19 to our letter dated December 6, 2007. Please disclose in the proxy statement how the one-to-one exchange ratio for the conversion of BGC Holdings interests into common stock of the combined company was determined.

Background of the Merger, page 81

7.      We note the revised disclosure in the last paragraph on page 83 regarding the meeting on April 5, 2007 that Cantor will have the ability to use the inter-dealer broker technology to compete with the combined company. This disclosure appears to conflict with the disclosure in the last sentence on page 119 that indicates that Cantor cannot create an electronic brokerage system to compete with the company. Please advise us as to why the statements are compatible or revise as appropriate.

8.      We note your response to prior comment 30 to our letter dated December 6, 2007. Please add the disclosure regarding the fact that Sandler O'Neill will not be updating their fairness opinion and did not consider the amendment to the merger agreement to the Summary.

The Merger Agreement, page 112
Value of the Transaction, page 124

9.      Please move the disclosure regarding the value of the merger transaction forward to the section discussing the merger consideration on page 112 of the proxy statement.

Related Agreements, page 125
Pre-Contribution Loan, page 127

10.     We note the disclosure added in response to prior comment 45 to our letter dated December 6, 2007.  Please add additional detail regarding the specific "regulatory" and "other business" reasons for the loans.

Compensation Discussion and Analysis, page 159

11.     Please update the information required by Item 402 of Regulation S-K to include information for the year ended December 31, 2007.  See Question 4.01 in the questions and answers regarding Item 402 of Regulation S-K under the Compliance and Disclosure Interpretations in the Corporation Finance section of the SEC website (http://www.sec.gov/divisions/corpfin/guidance.htm.).  In doing so, please ensure that you provide information regarding your incentive bonus targets for 2008 and the amounts of RSUs to be delivered in 2008 in lieu of cash compensation for 2007, if known.

Incentive Bonus Compensation Targets for 2007, page 164

12.     We note your response to prior comment 57 to our letter dated December 6, 2007.  Please clarify whether the bonuses that are expected to be paid to certain employees pursuant to the merger in 2008 are in addition to any bonuses paid out of the Incentive Bonus Compensation to be granted for 2008.

Proposal 4 – Approval of Amended and Restated BGC Partners, Inc. Long Term Incentive Plan, page 290

13.     Please provide the information missing on pages 292 and 293 in a timely manner so that we may have time to review the information before you mail the proxy statement.

                                        *****

        As appropriate, please amend your filing in response to our comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments

Howard W. Lutnick
eSpeed, Inc.
January 24, 2008
Page 4

and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions on the financial statements or related notes.  Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:      Gavin D. Solotar
         Wachtell, Lipton, Rosen & Katz